BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 6/30/2013

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	27.14%	16.72%	8.05%	6.52%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of June 30, 2012)

Quantity	Description	Ticker	Cusip	Current	Percent
40.000	BERKSHIRE HATHAWAY, INC. CLASS	BRKA	084670108	$6,744,000.00	33.32%
25,000.000	AFLAC, INC.	AFL	001055102	1,453,000.00	7.18%
30,000.000	WELLS FARGO & CO.	WFC	949746101	1,238,100.00	6.12%
14,800.000	WALMART STORES, INC.	WMT	931142103	1,102,452.00	5.45%
10,000.000	FISERV, INC.	FISV	337738108	874,100.00	4.32%
14,000.000	DIRECTV	DTV	25490A309	862,960.00	4.26%
11,500.000	AMERICAN EXPRESS CO.	AXP	25816109	859,740.00	4.25%
12,000.000	BED BATH & BEYOND	BBBY	075896100	851,400.00	4.21%
13,000.000	OMNICOM GROUP, INC.	OMC	681919106	817,310.00	4.04%
15,000.000	MEDTRONIC INC.	MDT	585055106	772,050.00	3.82%
4,000.000	INTL BUSINESS MACHINES INC.	IBM	459200101	764,440.00	3.78%
12,500.000	QUALCOMM	QCOM	747525103	763,625.00	3.77%
7,000.000	LAB CORP OF AMERICA	LH	50540R409	700,700.00	3.46%
18,000.000	MICROSOFT CORP.	MSFT	594918104	621,810.00	3.07%
16,000.000	ABBOTT LABORATORIES	ABT	002824100	558,080.00	2.76%
15,000.000	ORACLE CORP.	ORCL	68389X105	460,650.00	2.28%
6,000.000	STRYKER CORP	SYK	863667101	388,080.00	1.92%
223,840.000				$19,832,497.00	98.01%
	CASH & MISCELLANEOUS			403,173.16	1.99%
	NET ASSETS			$20,235,670.16	100.00%